355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
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	Brussels	Orange County
July 27, 2015	Chicago	Paris
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Jamie G. John, Branch Chief	Houston	Silicon Valley
William Demarest, Accountant	London	Singapore
Securities and Exchange Commission	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.
100 F Street, N.E.	Milan
Washington, D.C. 20549-3628

Re:                             Sunstone Hotel Investors, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 19, 2015

File No. 1-32319

Sunstone Hotel Investors, Inc.

Form 8-K

Filed February 17, 2015

File No. 1-32319

Dear Ms. John and Mr. Demarest,

On behalf of Sunstone Hotel Investors, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 15, 2015, with respect to the Company’s Annual Report on Form 10-K and Current Report on Form 8-K for the year ended December 31, 2014. For your convenience, the Staff’s comments are set forth below in italics, followed by the Company’s responses.

Comments

Form 8-K: Exhibit 99.1 Comparable Hotel EBITDA and Margins, page 18

1.              We note your response to prior comment 2. Please address the following as it relates to your proposed revised presentation.

•                  Disclose additional details regarding the composition of the $7.4 million Acquisition net income including whether the amount includes depreciation, interest and other corporate overhead costs incurred by the previous owner. Further, confirm whether any adjustments were made to the amounts provided by the previous owner.

•                  Tell us how you determined that each of the amounts presented in the Comparable column are meaningful. Alternatively, tell us the consideration you gave to revising your presentation to include a single column beginning with the Actual Hotel EBITDA reconciliation as presented in your May 20, 2015 response to comment 3; followed by an adjustment for Acquisition Hotel EBITDA and adjustments for pro forma depreciation and other pro forma items as necessary.

•                  To the extent that you include pro forma adjustments for depreciation and other pro forma items, provide additional disclosure regarding the basis for the amounts included.

Provide an example of your proposed disclosure within your response.

Response

The Company informs the Staff that the $7.4 million Acquisition pro forma net operating income is comprised of the Marriott Wailea’s net operating income as reported by the hotel’s previous owner ($11.6 million), reduced by the Company’s pro forma depreciation expense for the hotel ($4.3 million). The hotel’s net operating income generated during the prior ownership period does not include either interest or other corporate overhead costs incurred by the previous owner, and no adjustments were made by the Company to the amounts provided by the previous owner.

The Company informs the Staff that it will revise its presentation of Comparable Hotel Adjusted EBITDA and Margins to include a single column presentation, and that it will provide additional disclosure regarding the basis of all pro forma adjustments, such as depreciation and interest. The Company believes that a single column presentation more concisely informs investors about its property-level operating performance, as well as the impact that acquisitions and other adjustments have on the Company’s margins. The Company’s revised presentation for the years ended December 31, 2014 and 2013 is as follows:

Sunstone Hotel Investors, Inc.

Non-GAAP Financial Measures

Comparable Hotel Adjusted EBITDA and Margins

(Unaudited and in thousands)

	Year Ended December 31, 2014	Year Ended December 31, 2013
Comparable Hotel Adjusted EBITDA Margin (1)	30.5%	28.6%
Comparable Hotel Adjusted EBITDA Margin, excluding non-current year property taxes, net (2)	30.2%	28.7%

Total revenues	$1,141,998	$923,824
Non-hotel revenues (3)	(7,174)	(6,620)
Total Actual Hotel Revenues	1,134,824	917,204
Prior ownership hotel revenues (4)	33,369	176,530
Total Comparable Hotel Revenues	$1,168,193	$1,093,734

Net income	$87,939	$70,001
Non-hotel revenues (3)	(7,174)	(6,620)
Non-hotel operating expenses and adjustments (5)	10,371	9,830
Corporate overhead	28,739	26,671
Depreciation and amortization	155,845	137,476
Interest and other income	(3,479)	(2,821)
Interest expense	72,315	72,239
Loss on extinguishment of debt	4,638	44
Income tax provision	179	8,145
Income from discontinued operations	(4,849)	(48,410)
Actual Hotel Adjusted EBITDA	344,524	266,555
Prior ownership pro forma net operating income (4)	7,350	21,169
Pro forma depreciation expense (4)	4,260	22,964
Pro forma interest expense (4)	—	2,647
Comparable Hotel Adjusted EBITDA	356,134	313,335
Non-current year property tax related adjustments, net	(3,301)	399
Comparable Hotel Adjusted EBITDA, excluding non-current year property taxes, net	$352,833	$313,734

(1)	Comparable Hotel Adjusted EBITDA Margin is calculated as Comparable Hotel Adjusted EBITDA divided by Total Comparable Hotel Revenues.
(2)

Comparable Hotel Adjusted EBITDA Margin, excluding non-current year property taxes, net for the year ended December 31, 2014 excludes the additional net benefit of $3.3 million related to prior year property tax related adjustments. Comparable Hotel Adjusted EBITDA Margin, excluding non-current year property taxes, net for the year ended December 31, 2013 includes the additional net expense of $0.1 million in prior year property tax related assessments and the additional expense of $0.3 million related to fees incurred for a successful real estate tax appeal at the Hilton New Orleans, the benefit of which was not recorded until 2014.

(3)

Non-hotel revenues represent revenue earned by BuyEfficient, as well as the amortization of favorable and unfavorable tenant lease contracts recorded in conjunction with the Company’s acquisitions of the Boston Park Plaza, the Hilton Garden Inn Chicago Downtown/Magnificent Mile, the Hilton New Orleans St. Charles, the Hyatt Regency San Francisco and the Marriott Wailea.

(4)

Includes hotel revenues and net operating income generated during the prior ownership periods for the Hilton New Orleans St. Charles acquired May 1, 2013, the Boston Park Plaza acquired July 2, 2013, the Hyatt Regency San Francisco acquired December 2, 2013, and the Marriott Wailea acquired July 17, 2014, along with the Company’s pro forma adjustments for depreciation and interest expense. The Company obtained prior ownership information from each of the hotels’ previous owners during the due diligence periods before acquiring the hotels. The Company performed limited reviews of the information as part of its analyses of the acquisitions. The Company determined the amount to include as pro forma depreciation expense by allocating the Company’s purchase price of each hotel between the various components of each property (i.e. land, building, furniture, fixtures and equipment) based on the values included in existing tax records for the years ended December 31, 2013 and 2012, as applicable. Depreciable assets were then given lives ranging from 7 to 40 years. The Company determined the amount to include as pro forma interest expense based on the debt assumed upon its acquisition of the Boston Park Plaza, with a balance of $120.0 million at January 1, 2013 and an interest rate of 4.4%.

(5)

Non-hotel operating expenses and adjustments represent expenses generated by BuyEfficient, as well as the following: the amortization of lease intangibles; the amortization of the favorable management agreement recorded in conjunction with our acquisition of the Hilton Garden Inn Chicago Downtown/Magnificent Mile; non-cash straightline lease expense; capital lease obligation interest - cash ground rent; and $0.7 million of property-level restructuring costs incurred during 2014 at the Boston Park Plaza.

*                                         *                                         *                                         *                                         *

If you have any questions or comments with regard to these responses or other matters, or would like any additional information, please call the undersigned at (213) 891-7421.

Sincerely,

/s/ Steven B. Stokdyk

Steven B. Stokdyk
of LATHAM & WATKINS LLP

cc:                                Bryan Giglia, Senior Vice President & Chief Financial Officer, Sunstone Hotel Investors, Inc.

David Sloan, Senior Vice President & General Counsel, Sunstone Hotel Investors, Inc.